Exhibit 4.6

AMENDMENT TO THE
ASHLAND INC. EMPLOYEE SAVINGS PLAN

WHEREAS, Ashland Inc. (the "Corporation") established the Ashland Inc. Employee Savings Plan (the "Plan") originally effective as of June 1, 1964 for the benefit of employees eligible to participate therein; and

WHEREAS, pursuant to Article 20 of the Plan, the Corporation, as sponsor of the Plan, has retained the authority to amend the Plan at any time in whole or in part; and

WHEREAS, the Supreme Court of the United States invalidated section 3 of the Defense of Marriage Act for federal tax law purposes; consequently, the Internal Revenue Service issued Revenue Ruling 2013-17 and Notice 2014-19 detailing the rules for identifying same-sex spouses in a qualified retirement plan (collectively, the "Guidance"); and

WHEREAS, the Corporation desires to amend the Plan to conform to the Guidance; and

NOW, THEREFORE, BE IT RESOLVED, that the Plan is amended retroactively to be effective as of June 26, 2013 as follows:

I.           The following definition of Spouse shall be added to Section 2.1 of the Plan:

"Spouse" shall mean the spouse of a Member determined by Federal law applicable to Code §401(a) as announced in Revenue Ruling 2013-17 and Notice 2014-19; provided that to the extent required by a qualified domestic relations order pursuant to the terms of this Plan, a former Spouse of the Member shall be treated as the Spouse of the Member.

II.	The term "spouse" wherever found in the Plan shall be amended to be a capitalized word and carry with it the definition of Spouse as provided herein.

III.	In all other respects, the Plan shall remain unchanged.

[signature page  immediately follows]

IN WITNESS WHEREOF, the Corporation has caused this amendment to the Plan to be executed this 26 day of Sept., 2014.

ATTEST:	ASHLAND INC.
/s/ Peter J. Ganz	By: /s/ Robin Swanson
Secretary	Director, Global HR Opns. & Benefits